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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

November 2005 down 50.3% Year over Year

Mexico City, December 6, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of November 2005 decreased by 50.3% when compared to November 2004, reflecting the impact of Hurricane Wilma.

All figures in this announcement reflect comparisons between the 30-day period November 1 through November 30 2004 and 2005. Transit and general aviation passengers are excluded.

Airport	November 2004	November 2005	% Change
Cancun	744,912	207,320	(72.2)
Cozumel	36,805	4,415	(88.0)
Huatulco	18,894	26,654	41.1
Merida	80,032	93,413	16.7
Minatitlan	10,957	13,860	26.5
Oaxaca	49,206	51,766	5.2
Tapachula	15,215	15,754	3.5
Veracruz	51,803	51,223	(1.1)
Villahermosa	58,259	65,915	13.1
ASUR Total	1,066,083	530,320	(50.3)

ASUR’s management believes that the lower passenger traffic numbers to Cancun and

Cozumel during the period were largely the result of the reduction in available accommodation caused by Hurricane Wilma, which struck the region in October 2005 and caused widespread damage to the hotel infrastructure in the region.

Cancun’s Municipal Tourism Authority estimates that of the 27,484 rooms available in Cancun prior to the hurricane 7,117, or 25.9%, were in operation as of December 1, 2005, and reported the following schedule for room openings:

Date	Rooms available	% of Total

January 1, 2005	15,027	54.7%
February 1, 2006	21,371	77.8%
March 1, 2006	23,232	84.5%
April 1, 2006	23,855	86.8%
May 1, 2006	24,220	88.1%
June 1, 2006	24,651	89.7%

In addition, between the summer and winter of 2006 25,454 rooms, or 92.6%, are expected to be in operation. There is as yet no opening date for the remaining 2,030 rooms in Cancun.

The Trust for the Promotion of Tourism in the Mayan Riviera estimates that of 25,170 rooms available in the region, 20,869, or 82.91%, were in operation at the end of November 2005. In addition, 2,786 rooms are expected to open in December, while there is as yet no opening date for the remaining 1,515 rooms in the Mayan Riviera.

At this time ASUR cannot estimate the impact that these events will have on passenger traffic for the fourth quarter of 2005, or fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: December 7, 2005